July 22, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
David Edgar
Ivan Griswold

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 18, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 000-14338

Ladies and Gentlemen:
Autodesk, Inc. (“Autodesk,” the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 2, 2013, relating to Autodesk's Form 10-K for the fiscal year ended January 31, 2013 (File No. 000-14338) originally filed with the Commission on March 18, 2013 (the “Form 10-K”) and Autodesk's Form 10-Q for the fiscal quarter ended April 30, 2013 (File No. 000-14338) originally filed with the Commission on June 5, 2013 (the “Form 10-Q”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 1. Business

Marketing and Sales, page 8

1.Tech Data Corporation and its affiliates, accounted for 23% of your net revenue for fiscal 2013. However, you state that your business is not substantially dependent on Tech Data Corporation, for the reason that resellers and end users that rely on this distributor would be able to continue to obtain products under substantially the same terms through other distributors. With a view toward future disclosure, please tell us what consideration you gave to including a discussion regarding any territorial restrictions in the distributorship agreements, that would hinder or delay end users' ability to obtain your products, in the event that your relationship with Tech Data Corporation were disrupted.

We respectfully advise the Staff that we do not believe territorial restrictions would materially hinder or delay resellers' or end users' ability to obtain licenses for the Company's products, in the event that our relationship with Tech Data Corporation and its affiliates (collectively, “Tech Data”) were disrupted. Our arrangements with Tech Data and other distributors are generally non-exclusive, standard “no commitment” distribution agreements containing basic provisions such as pricing, warranty and support. Hence, agreements with Tech Data would not restrict the territories into which our other distributors or resellers could distribute Company products.
As with our other distribution agreements, our actual customers through Tech Data agreements are the resellers and end users who purchase licenses to our software and services through Tech Data. These resellers and end users would need to obtain such software whether the Tech Data relationship was disrupted or not. Should our Tech Data relationship be disrupted for any reason, we believe that arrangements could be made so that the resellers and end user customers who currently purchase licenses to our products and services through Tech Data would be able to continue to do so under substantially the same terms from one of our many other distributors without substantial disruption to the Company. As a result, we expect any hindrance or delay in our resellers' or end users' ability to obtain licenses for the Company's products due to a disruption in our relationship with Tech Data would be minor.
For these reasons, we respectfully submit that disclosure regarding territorial restrictions is not necessary or meaningful to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 34

2.We note that for the Media and Entertainment (“M&E”) reporting unit, you determined that a two-step impairment test was necessary and based on this test, you determined that the goodwill allocated to the M&E reporting unit was not impaired. Please tell us the extent to which the M&E reporting unit's fair value exceeded its carrying value. Also, if you perform a two-step impairment test in future periods, and the estimated fair value of a reporting unit is not substantially in excess of its carrying value, please disclose the following:

•The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•A description of the key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

We respectfully advise the Staff that, for fiscal 2013, our Media and Entertainment (“M&E”) reporting unit's fair value exceeded its carrying value by approximately 40%. Given the extent by which the fair value exceeded the carrying value, we believe the disclosure in the Form 10-K is appropriate. For future filings, should a situation arise under which the two-step impairment is performed and the fair value is not substantially in excess of carrying value, we will provide additional discussion (as requested) surrounding the assumptions and sensitivity used to perform the test. Additionally, if the two-step impairment is performed and the fair value is substantially in excess of the carrying value, we will include a statement to that effect in future filings.
For the Company's other reporting units (Platform Solutions and Emerging Business (“PSEB”), Architecture, Engineering and Construction (“AEC”) and Manufacturing (“MFG”)) there was no risk that these reporting units would fail the step one test. We respectfully submit that the Form 10-K appropriately addressed this fact by stating “Autodesk assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of Autodesk's PSEB, MFG, and AEC reporting units was less than the reporting units' carrying amount. Autodesk determined, after assessing the totality of the events and circumstances described above, that it was more likely than not that the fair value of each of the PSEB, MFG, and AEC reporting units was greater than the carrying amount for such reporting unit. Accordingly, there was no indication of impairment and the two-step goodwill impairment test was not performed for these reporting units.” See Form 10-K, p. 61.

Results of Operations, page 37

3.Please provide us with the activity in your partner programs account for each year presented and tell us what consideration was given to providing a discussion of this information in MD&A considering your discussion of the results of operations does not provide investors much insight into the trends and uncertainties related to these adjustments which may have a material effect on revenue. We refer you to SEC Release 33-8350.

We respectfully advise the Staff that for each year presented our partner incentive programs consisted of quarterly attainment monetary rewards, such as rebates, to motivate distributors and resellers to achieve mutually agreed upon business goals in specified time periods. These incentives are recognized net of revenue and generally do not materially fluctuate as a percentage of revenue. Consequently, we do not believe MD&A disclosure would be meaningful to investors due to the lack of material trends or uncertainties. In future annual reports on Forms 10-K, we will expand the “Accounts Receivable, Net” disclosure described in Note 1, “Business and Summary of Significant Accounting Policies,” in substantially the following manner:
“Partner program and other obligations are primarily related to partner incentives that use quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period. These amounts are recognized net of revenue and generally do not materially fluctuate as a percentage of revenue.”
Please note that we may modify such disclosures as necessary to reflect the facts and circumstances at the time of such disclosures.

Other Financial Information, page 45

4.You state in this section that you believe the non-GAAP measures are useful to investors in evaluating your operating performance. With a view toward future disclosure, please explain in more detail in your response letter why management believes presentation of the non-GAAP financial measure provides useful information to investors regarding your operating performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We respectfully advise the Staff that, in our future periodic reports on Forms 10-K and 10-Q, we will provide more detail regarding why management believes presentation of non-GAAP financial measures provides useful information to investors regarding our operating performance. The following addresses your explanation request and is an example of the type of disclosure we would provide in future periodic reports on Form 10-K and Form 10-Q:

Other Financial Information

For our internal budgeting and resource allocation process and as a means to evaluate period-to-period comparisons, we use non-GAAP measures to supplement our consolidated financial statements presented on a GAAP basis. These non-GAAP measures do not include certain items that may have a material impact upon our reported financial results. We use non-GAAP measures in making operating decisions because we believe those measures provide meaningful supplemental information regarding our earning potential and performance for management by excluding certain expenses and charges that may not be indicative of our core business operating results. For the reasons set forth below, we believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. This allows investors and others to better understand and evaluate our operating results and future prospects in the same manner as management, compare financial results across accounting periods and to those of peer companies and to better understand the long-term performance of our core business. We also use some of these measures for purposes of determining company-wide incentive compensation.

There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures included above are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. The presentation of non-GAAP financial information is meant to be considered in addition to, not as a substitute for or in isolation from, the directly comparable financial measures prepared in accordance with GAAP. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Our non-GAAP financial measures exclude the following:

Stock-based compensation expenses.  We exclude stock-based compensation expenses from non-GAAP measures primarily because they are non-cash expenses and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FASB ASC Topic 718, we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

Amortization of purchased intangibles.  We incur amortization of acquisition-related purchased intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of intangible assets is inconsistent in amount and frequency and is significantly affected by the timing and size of our acquisitions. Management finds it useful to exclude these variable charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well. Amortization of purchased intangible assets will recur in future periods.

Goodwill impairment.  This is a non-cash charge to write-down goodwill to fair value when there was an indication that the asset was impaired. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Restructuring charges (benefits), net.  These expenses are associated with realigning our business strategies based on current economic conditions. In connection with these restructuring actions, we recognize costs related to termination benefits for former employees whose positions were eliminated, and the closure of facilities and cancellation of certain contracts. We exclude these charges because these expenses are not reflective of ongoing business and operating results. We believe it is useful for investors to understand the effects of these items on our total operating expenses.

Loss (gain) on strategic investments. We exclude gains and losses related to our strategic investments from our non-GAAP measures primarily because management finds it useful to exclude these variable gains and losses on these investments in assessing our financial results. Included in these amounts are non-cash unrealized gains and losses on the derivative components and realized gains and losses on the sale or losses on the impairment of these investments. We believe excluding these items is useful to investors because these excluded items do not correlate to the underlying performance of our business and these losses or gains were incurred in connection with strategic investments which do not occur regularly.

Establishment of a valuation allowance on certain net deferred tax assets.  This is a non-cash charge to record a valuation allowance on certain deferred tax assets. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various cash expenses to assist in budgeting, planning and forecasting future periods.

Discrete tax items.  We exclude the GAAP tax provision, including discrete items, from the non-GAAP measure of income, and include a non-GAAP tax provision based upon the projected annual non-GAAP effective tax rate. Discrete tax items include income tax expenses or benefits that do not relate to ordinary income from continuing operations in the current fiscal year, unusual or infrequently occurring items, or the tax impact of certain stock-based compensation. Examples of discrete tax items include, but are not limited to, certain changes in judgment and changes in estimates of tax matters related to prior fiscal years, certain costs related to business combinations, certain changes in the realizability of deferred tax assets or changes in tax law. Management believes this approach assists investors in understanding the tax provision and the effective tax rate related to ongoing operations. We believe the exclusion of these discrete tax items provides investors with useful supplemental information about the Company's operational performance

Income tax effects on the difference between GAAP and non-GAAP costs and expenses.  The income tax effects that are excluded from the non-GAAP measures relate to the tax impact on the difference between GAAP and non-GAAP costs and expenses, primarily due to stock-based compensation, purchased intangibles and restructuring for GAAP and non-GAAP measures.

Please note that we may modify such disclosures as necessary to reflect the facts and circumstances at the time of such disclosures.

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

5.We note your disclosure that maintenance contracts associated with software license sales may range up to five years. Please clarify whether you sell initial maintenance contracts bundled with your licenses for five years and if so, tell us how you have established VSOE of fair value for terms of this length including how you determined that the terms were substantive, taking into account the economic life of the software being sold.

We respectfully advise the Staff that we establish VSOE of fair value of maintenance services based on the price we charge when such maintenance services are sold separately. This is evidenced by stand-alone renewals for one-year term maintenance service contracts, which comprise the vast majority of our maintenance service arrangements.
In certain arrangements, we may bundle perpetual licenses with initial maintenance for multiple annual periods of two to five years. The amount charged to customers is equal to the number of years in the maintenance service term multiplied by the annual renewal rate. We follow the implementation guidance of ASC 985-605 as outlined in the excerpt below:
985-605-55-58
If the postcontract customer support renewal rate and term are substantive, they provide vendor-specific objective evidence of the fair value of the postcontract customer support element included (bundled) in the software arrangement pursuant to paragraphs 985-605-25-6 through 25-7 and 985-605-25-67 through 25-69. The dollar amount of the one-year renewal rate multiplied by two (which reflects the postcontract customer support term included in the arrangement) constitutes vendor-specific objective evidence of the fair value of postcontract customer support pursuant to the provisions in those paragraphs.
Our maintenance service contracts provide customers with unspecified upgrades when-and-if-available, ensuring that customers are using the most up-to-date technology and effectively extending the economic life of the related products.

Item 11. Executive Compensation, page 93 (Incorporated by Reference From Definitive Proxy Statement on Schedule
14A Filed April 29, 2013)

Compensation Discussion and Analysis

Executive Summary, page 23

6.It appears that although your named executive officers participated in the 2013 Executive Incentive Plan, they received short-term incentive compensation based on results achieved under the Autodesk Incentive Plan (the “AIP”). In your response letter, please clarify why, if true, awards to your executive officers in 2013 were based on the AIP. Also, disclose in your response the performance target amounts for the 2013 AIP and actual performance relative to those targets, and explain how you calculated the 92.3% funding level for the AIP. Refer to Item 402(b)(2) of Regulation S-K. Finally it appears that the short term cash awards paid to your named executive officers are included under the bonus column of the summary compensation table. Advise why the awards were not included under the non-equity incentive plan compensation column.

We respectfully advise the Staff that, as described in our Compensation Discussion and Analysis (at page 34 of our definitive proxy statement), in March 2012, the Compensation and Human Resources Committee of our Board of Directors (the “Compensation Committee”) established the terms and conditions of our two principal annual incentive compensation plans for fiscal 2013 - the Autodesk, Inc. Executive Incentive Plan (the "EIP") in which our executive officers were participants and the Autodesk Incentive Plan (the “AIP”) in which other employees were the participants.
The Compensation Committee established the performance measures and set the related target levels for each measure under the EIP for fiscal 2013, with minimum threshold performance target levels of 7% revenue growth over fiscal 2012 performance and non-GAAP operating margin of 20% for the funding of cash bonus payments. As described in our Compensation Discussion and Analysis, the minimum threshold revenue growth target level of 7% was not attained for fiscal 2013, which meant that EIP cash bonus payments were not funded.
Separately, following our 2012 Annual Meeting of Stockholders, the Compensation Committee directed management to contact a majority of our stockholders to obtain their feedback on our executive compensation program, including our “pay-for-performance” alignment. Among other things, the Compensation Committee learned that the overwhelming majority of our stockholders believed that we should use total stockholder return as a measure in evaluating corporate performance and determining incentive compensation payments for our executive officers.
In light of this information, following the completion of fiscal 2013 and the determination with respect to the outcome under the EIP, the Compensation Committee, after evaluating our absolute and relative (to our peers) total stockholder return, as well as the Company's overall financial performance for fiscal 2013 and its appraisal of the contributions of our executive officers to this performance, determined in its discretion that it was appropriate to provide cash bonus payments to our executive officers for fiscal 2013.
As noted above, we maintain the AIP as the Company's primary alternative to the EIP for cash-based incentive compensation for certain Company employees who do not participate in the EIP. The fiscal 2013 performance measures for the AIP were (i) revenue with a target level of $2.5 billion and (ii) non-GAAP operating margin with a target level of 26%. Collectively, the target revenue level and the target operating margin level comprised the “Target Performance” under the AIP. In designing the AIP for fiscal 2013, the Compensation Committee approved a series of potential payments based on various potential outcomes for revenue and operating margin for the year, whereby performance below or above Target Performance would result in funding below or above the 100% funding target, depending on our actual performance for each of these two measures. Based on our actual fiscal 2013 revenue of $2.3 billion (4% growth) and non-GAAP operating margin of 25%, the AIP provided for funding at 92.3% of Target Performance.
As discussed in our Compensation Discussion and Analysis, given the Company's positive financial performance for the year (particularly the relative total stockholder return performance) and our overall funding level for the AIP, as well as the availability of a sufficiently large pool for funding cash bonus payments under the AIP, the Compensation Committee determined that it was in the best interests of the Company and our stockholders to recognize the efforts and contributions of our executive officers to our fiscal 2013 financial performance by making cash bonus payments to them. To directly link these payments to the overall cash bonus payments being made to our employees generally, the Compensation Committee also determined that it was appropriate to set the cash bonus payments for our executive officers at a level which was commensurate with the amounts otherwise being paid pursuant to the AIP. Accordingly, in March 2013, the Compensation Committee made discretionary cash bonus payments to our executive officers in the amounts disclosed in our Compensation Discussion and Analysis (at page 36 of our definitive proxy statement) and as reported in our Summary Compensation Table.
Consistent with Compliance & Disclosure Interpretation No. 119.02 of Regulation S-K, we reported the cash bonus payments made to our named executive officers in the “Bonus” column, rather than the “Non-Equity Incentive Plan Compensation” column, of the Summary Compensation Table because they represented discretionary cash payments made other than under a “non-equity incentive compensation plan” as defined in Item 402(a)6)(iii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended April 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

7.We note your disclosure that revenues from your flagship products declined 13% during the three months ended April 30, 2013, as compared to the same period in the prior fiscal year. We note you appear to attribute this decline in part to the decrease in the number of seats sold. Please tell us whether any other factors materially impacted your flagship products revenues.

We respectfully advise the Staff that the year over year decline in flagship revenues was due in part to the overall decline in our business results (and resulting decline in License and Other revenue) in which, as disclosed, the uneven global economic environment impacted our first quarter results. In addition our strategy to migrate customers from flagship products to our suites products contributed to the year over year decline in flagship revenue. In this regard, we disclosed the migration in the Form 10-Q as a known trend by stating “we anticipate that, as our new and existing customers migrate from our stand-alone products, our revenue from suites will increase as a percentage of revenue and that our revenue from our flagship and new and adjacent products will decline as a percentage of revenue.” See Form 10-Q, p. 29.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Autodesk, Inc.

/s/	Mark J. Hawkins
Mark J. Hawkins

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati Jon C. Avina, Esq., Wilson Sonsini Goodrich & Rosati, P.C. Darcy Lopes, Ernst & Young LLP